PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL
TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, [redacted]
Securities and Exchange Commi[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

08003394

13 June 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

20 May	**Director shareholding**
28 May	**Pearson steps up investment in China: acquires two private English......**
29 May	**Three Pearson products named nation's best education software in .....**
2 June	**Voting Rights and Capital**
3 June	**Director shareholding**
4 June	**Pearson receives 2008 Spirit of Service award**
4 June	**Robin Freestone, CFO, presents at the Merrill Lynch TMT Conference**
4 June	**Director shareholding**
5 June	**Block listing of shares**
5 June	**Directors' shareholding**
5 June	**Financial Times wins seven awards at the 2008 SOPA Awards for....**
13 June	**Appointment of non-executive director**
13 June	**Notification of holding in the company**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dlw 6/25

Director Shareholding
20 May 2008

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **TERRY BURNS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **LORD BURNS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **248**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000031%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 6.9285	14.	Date and place of transaction 9 MAY 2008 LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 9049 0.00112%	16.	Date issuer informed of transaction 19 MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___20 MAY 2008____________________________

3 06 2008

Pearson steps up investment in China: acquires two private English language school chains
28 May 2008

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Pearson, the international education and information company, today announces that it has agreed to acquire two privately-owned English language school chains in China.

Learning Education Center (LEC), founded in 2000, provides English language instruction for children aged five to 12, through 17 schools, principally in Shanghai. Children attend classes after school, at weekends and during school holidays. Pearson has acquired 80% of LEC from its founders, Andrew Chen and Michelle He.

Dell English, founded in 1999, offers English language training to students typically aged between 15 and 35 years old, through more than 20 schools, principally in Beijing. Pearson will initially acquire 50% of Dell English from its founder and owner, Cole Wang, and will make further investment over the next three years to fund the expansion of the business, taking Pearson's stake to 70%.

Together, LEC and Dell English had sales of approximately $10 million in 2007 and gross assets of about $6.2 million at the end of 2007.

Pearson plans to support the continued expansion of both schools, which will operate under the 'Learning' brand. Marjorie Scardino, Pearson's chief executive, is formally opening 'Learning' at one of its schools today in Shanghai. Pearson will develop new curriculum materials for China, drawing on content from Penguin and Pearson Longman, one of the world's leading publishers of English language training materials for teachers and students. Pearson also will invest in new teacher development programmes, assessment services and interactive digital learning programmes.

"We are significantly accelerating our investment and growth in China," said Marjorie Scardino. "It is a market where public and private spending on education is growing rapidly, where parents see that English language proficiency is central to their children's success and adults see that English greatly improves their job prospects in the global economy. We are very proud that these two fast-growing businesses are joining Pearson, and we are excited by the opportunities to build our business and serve students there."

Pearson also announced today that the Pearson Foundation, the company's charitable arm, will help rebuild and support a school that was significantly damaged and disrupted by the recent earthquake in China.

ENDS

For more information:
In the UK:
Simon Mays-Smith/ Charles Goldsmith
+44 (0)20 7010 2310

Pearson P. me 's Best
Softwa Ai ftware &
+86 13801 322470 in word:
May 2008

Note to Editors:

Pearson's other activities in China include Pearson [illegible]on, which co-publishes textbooks with Chinese [illegible]s, in addition to English-language dictionaries and [illegible] books; Penguin, which this year began publishing Penguin Classics in Mandarin and is publishing the Chinese best-selling novel Wolf Totem in English around the world; and FTChinese.com, the Chinese-language website of the Financial Times. Other Pearson activities in China include Pearson VUE, the professional testing unit, and the New York Institute of Finance, which develops courses in marketing, finance and information technology.

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Three Pearson Products Named Nation's Best Education Software in 23rd Annual Software & Information Industry Association CODiE Awards

29 May 2008

Three Pearson products were named the nation's best software products in the Software & Information Industry Association's (SIIA) 23rd Annual CODiE Awards -- the only peer- reviewed awards in the software and content industries. KnowledgeBox(R) was named Best MultiMedia Solution. The Best Course/Classroom Management award went to Waterford Early Learning(TM) - Reading, and Waterford Early Learning - Math and Science was honored as Best Science Instructional Solution.
This year's CODiE winners were chosen from more than 1,100 nominations, submitted by more than 600 companies.

"At Pearson, we are committed to developing breakthrough instructional technologies that deliver on engaging experience and measurable improvements for all learners," said Patrick Supanc, senior vice president, digital product management and strategy, Pearson. "It is an honor to have three of our premier learning systems recognized as the nation's best by the Software & Information Industry Association."

Named this year's Best MultiMedia Solution, KnowledgeBox from Pearson is a digital learning system for reading/language arts, math, science and social studies. KnowledgeBox delivers instructional media designed to meet the varied needs of today's learners. With a collection of materials across content areas and a set of instructional tools, KnowledgeBox enables teachers to integrate customized, standards-based digital media into K-6 instruction.

The Best Course/Classroom Management Solution, Waterford Early Learning - Reading is an individualized software-based curriculum that provides engaging, digital instruction that helps young students build literacy skills for success in school and in life. Developed based on more than 15 years of research, Waterford Early Reading offers three levels of full-year instruction. From Level One for emergent readers through Level Three for developing fluency, Waterford Early Reading incorporates skills such as letter mastery, reading and listening development, controlled and natural language stories, complex spelling, basic writing skills, and comprehension strategies.

Winner of the CODiE Award for Best Science Instructional Solution, Waterford Early Learning - Math and Science is an engaging digital curriculum that supports core programs with explicit, individualized instruction aligned to current state and national standards. Waterford Early Math and Science offers prek-2 students three levels of computer-based curriculum aligned to National Council of Teachers of Mathematics and National Science Education standards. It uses music, graphics and animation -- accompanied by take-home materials, targeted to help students master concepts such as number sense, operations, geometry, patterns, the scientific process and life, and physical and earth science.

Voting Rights and Capital
02 June 2008

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 30 May 2008, the Company had 808,367,453 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,367,453) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Director Shareholding
03 June 2008

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **DIVIDEND REINVESTMENT PLAN THROUGH U.S. EMPLOYEE STOCK PURCHASE PLAN**
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired **294**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00004%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction $13.6686	14.	Date and place of transaction 19 MAY USA
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 399,661 0.04944%	16.	Date issuer informed of transaction 2 JUNE 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___3 JUNE 2008______________________

Pearson Receives 2008 Spirit of Service Award
04 June 2008

The Corporation for National and Community Service has honored Pearson, the international education and information company, with this year's Corporate Spirit of Service award for outstanding support of national service and volunteering. The Spirit of Service Award recognizes Pearson's exemplary support through its employees, businesses, and the Pearson Foundation of Jumpstart and the Read for the Record Campaign.
The Spirit of Service Award was presented by David Eisner, CEO of the Corporation for National and Community Service, at the National Conference on Volunteering and Service, the world's largest gathering of volunteer and service leaders. Pearson Foundation President Mark Nieker, and Bill Barke, CEO of Pearson's Higher Education Arts & Science Group, accepted the award on behalf of Pearson on Sunday in Atlanta.

Pearson is Founding Partner and National Partner for Jumpstart's Read for the Record 2008 Campaign (www.readfortherecord.org) -- the largest shared-reading experience on record -- helping Jumpstart raise over $2 million to date for young children and rallying together [illegible] thousands of individuals across the world to volunteer for literacy. Together Jumpstart and Pearson have worked to set a new standard for corporate-nonprofit partnerships can impact the achievement gap in America.

"Pearson and our people are grateful for the recognition of the Corporation for National and Community Service," said Nieker. "As we begin Jumpstart's Read for the Record 2008 Campaign, the Spirit of Service Award encourages us to work even harder and to use all of Pearson's energy and resources to raise public awareness on October 2, 2008 about the importance of early literacy and to support Jumpstart's work so that every young child enters third grade able to read."

"Social responsibility is at the core of Pearson's business, whether we're helping students achieve the best possible results at school, encouraging college students to become teachers, or helping business people make better decisions. Pearson's aim is to combine a commitment to commercial goals with a clear understanding of our responsibilities in the wider world," added Barke.

Pearson's Nieker and Barke both serve on the Jumpstart Board of Directors.

Pearson is recognized as a leader in corporate social responsibility and in 2007 received the Education Commission of the States' Corporate Award and the Cause Marketing Forum's Halo Award. In 2007, Pearson was also awarded a Big Tick by Business in the Community Corporate Responsibility Index.

An international education leader, Pearson has helped Jumpstart grow by nearly 20 percent annually. Jumpstart recruits and trains achievement-oriented adults to deliver an innovative early education program via yearlong one-to-one relationships. Jumpstart Corps members pair with

preschool children from low-income backgrounds in the classroom setting and work together on language, literacy, social, and initiative skills for one year. Through this relationship, Jumpstart inspires children to learn, adults to [illegible] families to get involved and communities to [illegible] together. Jumpstart is working toward the day [illegible] child in America enters school prepared to succeed. [illegible] the Pearson Foundation and service programs that include its 32,000 U.S. employees, Pearson supports and promotes Jumpstart, provides leaders for Jumpstart's national and regional boards, and acts as the exclusive sponsor of Jumpstart's Pearson Teacher Fellowship program, a national program that encourages graduating Jumpstart Corps members to become preschool teachers in Head Start and other early learning centers serving at-risk children. The Fellowship provides these talented individuals a stipend, intensive training, assistance earning teaching certification, and additional support and resources during the first two years of their teaching careers. In addition, Pearson people volunteer to work with Jumpstart students and learning centers through programs like the Pearson Foundation's own Family Book Night. They also support schools affiliated with Jumpstart by reading to children and by taking on projects such as building reading libraries, clearing playgrounds, and painting classrooms.

About Pearson

Pearson PSO is an international media company with market-leading businesses in education, business information, and consumer publishing. We lead our markets in quality, innovation, and in profitability, and bring together some of the most valuable brands in publishing: the Financial Times, Penguin, Dorling Kindersley, Pearson Scott Foresman, Pearson Prentice Hall, Pearson Addison Wesley, and Pearson Longman. From our roots as the world's largest book publisher, we've grown to provide a range of related services: testing and learning software for students of all ages; data for financial institutions; and public information systems for government departments. We draw on common assets, capital, processes, and culture. With more than 32,000 employees based in 60 countries, we are a large family of businesses that are alike in sharing the same aim: a focus on making the reading and learning experience as enjoyable and as beneficial as it can possibly be.

About the Pearson Foundation

The Pearson Foundation extends Pearson's commitment to education by partnering with leading nonprofit, civic, and business organizations to provide financial, organizational, and publishing assistance across the globe. The Foundation aims to make a difference by sponsoring innovative educational programs and extending its educational expertise to help in classrooms and in local communities. More information on the Pearson Foundation can be found at www.pearsonfoundation.org.

Robin Freestone, CFO, presents at the Merrill Lynch TMT Conference

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04 June 2008



Robin Freestone, CFO will be speaking at 3pm GMT on Wednesday 4th June 2008.

Click here to listen to the audio

Download the presentation here

Director Shareholding
04 June 2008

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Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	**Name of the issuer** PEARSON PLC	2.	**State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).** BOTH I AND II
3.	**Name of person discharging managerial responsibilities/director** SUSAN FUHRMAN	4.	**State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person** N/A
5.	**Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 1** HOLDING	6.	**Description of shares (including class), debentures or derivatives or financial instruments relating to shares** AMERICAN DEPOSITARY RECEIPTS
7.	**Name of registered shareholders(s) and, if more than one, the number of shares held by each of them** SUSAN FUHRMAN	8.	**State the nature of the transaction** PURCHASE OF SHARES UNDER THE DIVIDEND REINVESTMENT PLAN
9.	Number of shares, debentures or financial instruments relating to shares acquired 174	10.	**Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)** 0.00002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction $13.609	14.	Date and place of transaction 19 MAY 2008 USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 5900 0.00073%	16.	Date issuer informed of transaction 3 JUNE 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification
JENNIFER BURTON, ASSISTANT COMPANY SECRETARY

Date of notification ____4 JUNE 2008________________________________

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the

issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Blocklisting of Shares
05 June 2008

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Sitemap Legal Accessibility © Pearson 2008

PEARS PLC

Name of scheme

WORLDWIDE SAVE FOR

Period of return:

NOVEMBER 2007

65,

56,46

date of admission:

ON 8 JUNE

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: **Listing Applications**
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

WORLDWIDE SAVE FOR SHARES

3. Period of return:

From NOVEMBER 2007 To MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

82,449

5. Number of shares issued / allotted under scheme during period:

65,985

6. Balance under scheme not yet issued / allotted at end of period

56,464

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1 MILLION ON 8 JUNE 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1988 EXECUTIVE SCHEME

3. Period of return:

From NOVEMBER 2007 To MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

42,247

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

42,247

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: **Listing Applications**
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1998 EXECUTIVE SCHEME

3. Period of return:

From NOVEMBER 2007 To MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

24,972

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

24,972

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc, 80 Strand, London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1992 US SENIOR EXECUTIVE

3. Period of return:

From NOVEMBER 2007 To MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

48,400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

48,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc, 80 Strand, London, WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: **Listing Applications**
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

US SENIOR EXECUTIVE

3. Period of return:

From NOVEMBER 2007 To MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

31,739

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

31,739

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: **Listing Applications**
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

LONG TERM INCENTIVE PLAN. PLA

3. Period of return:

From **NOVEMBER 2007** **To** **MAY 2008**

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

88,674

5. Number of shares issued / allotted under scheme during period:

35,590

6. Balance under scheme not yet issued / allotted at end of period

53,084

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

150,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808, 367,453

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

EMPLOYEE STOCK PURCHASE PLAN

3. Period of return:

From NOVEMBER [illegible]7 To MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

69,[illegible]

5. Number of shares issued / allotted under scheme during period:

260,107

6. Balance under scheme not yet issued / allotted at end of period

29,[illegible]13

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

100,000 on 17 October [illegible]

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

JR2007 SHARE SCHEME

3. Period of return:

From NOVEMBER 2007 To MAY 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5000 LISTED ON 22 NOVEMBER 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,367,453

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

Directors' Shareholding
05 June 2008

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Click here to download a PDF of this press release.

Financial T... ao wi... of ... 9 2008
SOPA Award... for Edit... 70
05 June 2008

Pearson plc – Notification of Directors' Interests

Pearson announces that the following directors have purchased shares in the company under its Annual Bonus Share Matching Plan :

Name	Shares	Purchase Price	Resultant Holding	Percentage Holding
R A Freestone	22,364	£6.707018	30,525	0.00378%
M M Scardino	58,986	£6.707018	458,647	0.05674%

The Plan is designed to encourage executives to build up their shareholding in Pearson by investing up to half of their after-tax annual bonus in ordinary shares. Subject to Pearson meeting a corporate performance target, participants are then entitled to receive, after allowing for tax on their original investment, up to one additional matching share for each of their own shares held for three years.

Details of the Plan are included in the company's remuneration report at [illegible]

Financial Times wins seven awards at the 2008 SOPA Awards for Editorial Excellence

05 June 2008

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The Financial Times today won seven awards at the 2008 SOPA Awards for Editorial Excellence. Celebrating its 10th year in Asia, the SOPA Awards received a record 629 entries from publishers across Asia Pacific this year. The Awards presentation gala dinner in Hong Kong saw 96 awards given out to outstanding editorial achievements in 17 categories. The full list of awards won by the Financial Times, and the comments from the judges, are as follows:

- **Excellence in Newspaper Design**

Award: Financial Times

"The front page and section fronts are inviting and intelligent. The FT Weekend section fronts and inside pages are wonderful, with inviting features on their front pages and internal stuff that is witty and tastefully designed. It's a splendid newspaper."

- **Excellence in Opinion Writing (Category A)**

Honorable Mention: Financial Times - "South Asia" by Jo Johnson

"The reporter demonstrates a convincing grasp of the Subcontinent's complexities. He mixes a compelling analysis with some deft, well-crafted touches that make his column both readable and informative. The articles are crisp, punchy, and tight. He handles the complexity of issues deftly - all the time explaining, highlighting nuances. Johnson keeps the reader engaged and riveted on the unfolding logic of his analysis, an effective columnist."

Award: Financial Times - "China" by Richard McGregor

"The best entry by far. The reporter writes with authority and insight, connecting up the dots between the current events and the fundamental problems besetting China in the throes of historic economic change. The reporter writes thoughtfully, intelligently, and elegantly. What sets him apart is that he situates issues within a context. He brings different angles of a story together and underscores their relationships. The reader is given not only the big picture but a sharper and much more illuminating version of reality."

- **Excellence in Opinion Writing (Category C)**

Award: FTChinese.com - "Beijing In October"

"A depiction of China and its ruling party at a political crossroads; subtle and elegant. A fine piece of writing: poetic, political and provocative."

- **Excellence in Feature Writing**

Honorable Mention: The Financial Times - "China Politics"

"A series written with great style that gives readers a real [illegible] how China's leadership works."

[illegible]

Excellence in Human Rights Reporting

Honorable Mention: Financial Times - "North Korea" by Anna Fifield

"An excellent overview of one of the great unknowns that must be closely observed in Asia. Good reporting and analysis of key issues from different sides. It has taken a long time for the FT to tackle this issue and report on the plight of the refugees in China. This was another example of a journalist supplying excellent insight about a notoriously difficult subject. The reporter has clearly gotten to know her story, and was able to give the reader a detailed view of North Korea from a variety of angles."

- Excellence in Special Issue/ Special Section

Honorable Mention: Financial Times - "India at 60"

"An excellent, highly readable analysis. Multiple views - including historical perspective provided by William Dalrymple - capture a country in which exploitation and growth vie with populations officially known as 'Other Backward Classes'."

The full list of winners is available online at:
http://www.sopasia.com/

Appointment of Non-Executive Director

13 June 2008

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Click here to download a PDF of this press release.

[illegible] Prahala [illegible] publicly quoted [illegible]

NCR Corporat[illegible]
[illegible] Corporate
[illegible] nilever Ltd

[illegible]

(4) [illegible] 12 months preceding [illegible]

[illegible] of Mr Prahalad [illegible]

Appointment of CK Prahalad as a Non-Executive Director of Pearson plc

In accordance with LR 9.6.13, we provide the following information regarding Mr Prahalad:-

(1) Details of all directorships held by Mr Prahalad in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director:

Mr Prahalad is currently a director of the following publicly quoted companies:-

NCR Corporation
Teradata Corporation
Hindustan Unilever Ltd

(2) Any unspent convictions in relation to indictable offences:

None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Prahalad was an executive director at the time of, or within 12 months preceding such events:

None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Prahalad was a partner at the time of, or within 12 months preceding, such events:

None

(5) Details of receiverships of any assets of Mr Prahalad or of a partnership of which Mr Prahalad was a partner at the time of, or within the twelve months preceding, such event:

None

(6) Details of any public criticisms of Mr Prahalad by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

PE Click here to download a PDF of this press material

FSA

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation[iii]:

4. Full name of shareholder(s) (if different from 3.)[iv]:

Financial Services Authority

Vidacos Nomi

FSA

Udenis directi n

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	**Pearson plc**	
2. Reason for the notification [illegible]		
An acquisition or disposal of voting rights	Vidacos Nominees Ltd	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐
5. Date [illegible] An event changing the breakdown of voting rights	11 [illegible] 2008	☐
Other (please specify): 6. Da[illegible] n issuer		☐
3. Full name of person(s) subject to the notification obligation[iii]:	**Aviva plc & its subsidiaries**	
4. Full name of shareholder(s) (if different from 3.)[iv]:	**Registered Holder:** **BNY Norwich Union Nominees Limited 7,102,900*** **BT Globenet Nominees Limited 9,588*** **Chase GA Group Nominees Limited 18,159,681*** **Chase Nominees Limited 1,597,369*** **CUIM Nominee Limited 5,101,785***	

[illegible]	[illegible] Limited 171,[illegible]* * denotes direct interest R C Greig Nominees Limited 1,450 BONY Londres IIS 189,893 Chase Nominees Limited 3,993,650 Delta Lloyd Institutionale Sustainable Futures Fund 70,234 Vidacos Nominees Limited 6,980,736
[illegible] which th[illegible] threshold is crossed or reached if different)[v]:	[illegible]
6. Date on which issuer notified:	12 June 2008
7. Threshold(s) that is/are crossed or reached:	4% to 3% change at Direct Interest Level
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	43,796,638	43,796,638	32,142,901	32,142,901	11,235,963	3.98%	1.39%

[illegible]				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
43,378,864	5.37%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

[illegible]	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 808,367,453.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

END